Exhibit 1

INCREDIMAIL REPORTS $6.6 MILLION REVENUES, $3.3 MILLION EBITDA AND $2.1
MILLION NET INCOME IN THIRD QUARTER OF 2009

Net Income first nine months of 2009 $5.9 Million

TEL AVIV, ISRAEL – November 12, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today reported financial results for the third quarter ended September 30, 2009.

Total revenue for the third quarter of 2009 rose $0.7 million, or 13%, to $6.6 million, from $5.9 million in the same quarter in 2008. Net income for the third quarter of 2009 was $2.1 million, compared to $0.1 million same third quarter last year, with earnings per diluted share of $0.21 compared to $0.01 in the third quarter last year.

In the first nine months of 2009, revenues were $19.7 million, increasing 25%, from $15.8 million in the same period last year. Net income in the first nine months of 2009 was $5.9 million, or $0.63 per diluted share, compared to net income of $48 thousand in the first nine months of 2008.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “Traditionally consumers spend less time in front of their computers in the summer months, despite this we yet again succeeded in achieving revenues higher than the prior winter months. This is primarily attributable to our continued success in growing search generated revenues, with our users currently driving searches through 4 different product offerings; IncrediMail, HiYo, Magentic and IncrediGames.”

Gross profit increased 16% to $6.2 million in the third quarter of 2009, from $5.4 million in the third quarter last year, as a result of the higher revenues and an increase in gross profit margin to 94%, from 92% in the third quarter of 2008. The increased profitability was due to the growing portion of search related revenues, which have no associated direct costs, and accounted for over 75% of revenues this quarter.

Total operating expenses for the third quarter of 2009 were $3.3 million, down $1.5 million, or 31%, from the third quarter of 2008.

R&D expenses decreased 17%, to $1.6 million in the third quarter of 2009 from $1.9 million in the same quarter last year. Sales and Marketing expenses were $1.2 million in the third quarter of 2009, decreasing by $0.9 million, or 42%. These decreases were primarily a result of a decrease in customer acquisition expenses that had increased in 2008 to achieve HiYo market penetration, as well as the successful reorganization and shifting focus towards search related revenues.

In the third quarter of 2009, EBITDA was $3.3 million, a robust 50% of revenues, and in the first nine months of 2009 it was $9.6 million, or 49% of revenues. Operating income in the first nine months of 2009 was $8.5 million, compared to $0.3 million in the first nine months of 2008.

Taxes on income in the third quarter of 2009 were $0.9 million, representing an effective tax rate of approximately 31% for the quarter of 2009. This reflects the Company’s decision to institute a dividend policy beginning 2009 and as a result forgo some of its Israeli tax benefits.

“As we continue to grow our revenues, we have been consistently successful in controlling costs, enabling us to generate EBITDA of $9.6 million in the first nine months of 2009, at a rate of 49% of revenues. During this quarter we have seen the successful launch of our IncrediMail 2 product, and we expect this and other products and initiatives, which we plan to introduce in the fourth quarter, will assist us in achieving the goals we’ve set out for 2009,” concluded Mr. Ofer Adler.

Conference Call
IncrediMail will host a conference call to discuss the results today, November 12th at 9:30 AM EDT (16:30 PM Israel Time). We invite all those interested in participating in the call to dial 1-(888)-668-9141. Callers from Israel may access the call by dialing (03) 918-0650. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail’s Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30, 2009	December 31, 2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,540	$7,835
Marketable securities	8,482	18,790
Trade receivables	2,387	2,194
Deferred taxes	-	362
Other receivables and prepaid expenses	4,969	4,941

Total current assets	37,378	34,122

LONG-TERM ASSETS:
Severance pay fund	1,055	955
Deferred taxes	252	328
Other long-term assets	500	619
Property and equipment, net	1,446	1,478
Other intangible assets, net	130	149

Total long-term assets	3,383	3,529

Total assets	$40,761	$37,651

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,094	$1,948
Dividend payable	3,839	-
Deferred revenues	2,335	2,605
Accrued expenses and other liabilities	5,877	4,426

Total current liabilities	13,145	8,979

LONG-TERM LIABILITIES:
Deferred revenues	1,629	1,743
Accrued severance pay	1,422	1,385

Total long-term liabilities	3,051	3,128

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,470,497 and 9,271,159 at September
30, 2009 and December 31, 2008, respectively	24,565	25,544

Total liabilities and shareholders' equity	$40,761	$37,651

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenues	$6,608	$5,859	$19,730	$15,839
Cost of revenues	386	483	1,139	1,371

Gross profit	6,222	5,376	18,591	14,468

Operating expenses:
Research and development	1,558	1,876	4,252	5,951
Selling and marketing	1,182	2,035	3,501	4,988
General and administrative	564	873	2,310	3,277

Total operating expenses	3,304	4,784	10,063	14,216

Operating income	2,918	592	8,528	252
Financial income (expense), net	105	(350)	(19)	(15)

Income before taxes on income	3,023	242	8,509	237
Taxes on income	930	146	2,575	189

Net income	$2,093	$96	$5,934	$48

Net earnings per Ordinary share:
Basic	$0.22	$0.01	$0.63	$0.01

Diluted	$0.21	$0.01	$0.63	$0.01

Diluted weighted number of shares (in thousands)	9,807	9,543	9,489	9,567

RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$2,093	$96	$5,934	$48
Reorganization expenses	-	-	-	745
Stock based compensation	213	$260	532	782

Non-GAAP net income	$2,306	$356	$6,466	$1,575

Non-GAAP net earnings per share :
Basic	$0.24	$0.04	$0.68	$0.17

Diluted	$0.23	$0.04	$0.68	$0.16

GAAP net income	$2,093	$96	$5,934	$48
Income tax expense	930	146	2,575	189
Interest (income) expense, net	(105)	350	19	15
Depreciation, Amortization and
Stock-based Compensation	385	470	1,056	1,344

EBITDA	$3,303	$1,062	$9,584	$1,596